                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                AMENDMENT NO.1
                                    TO THE
                                 SCHEDULE 13E-3

                               (Final Amendment)

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                        McNeil Real Estate Fund XXIV, L.P.
                    ---------------------------------------
                                (Name of Issuer)

                        McNeil Real Estate Fund XXIV, L.P.
                             McNeil Partners, L.P.
                             McNeil Investors, Inc.
                                Robert A. McNeil
                             WXI/McN Realty L.L.C.
                          WXI/MNL Real Estate, L.L.C.
              Whitehall Street Real Estate Limited Partnership XI
           ---------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Units of Limited Partnership Interest
                    ---------------------------------------
                         (Title of Class of Securities)

                                      N/A
                    ---------------------------------------
                     (CUSIP Number of Class of Securities)

                                Jonathan Langer
                                Vice President
                             WXI/McN Realty L.L.C.
                                85 Broad Street
                           New York, New York 10004
                                (212) 902-1000
                    ---------------------------------------
           (Name, Address and Telephone Number of Persons Authorized
 to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                with a copy to:

     Martha E. McGarry, Esq.     Gary Israel, Esq               W. Scott Wallace, Esq.
     Skadden, Arps, Slate,       Sullivan & Cromwell            Haynes & Boone, LLP
     Meagher & Flom LLP          125 Broad Street               901 Main Street, Suite 3100
     Four Times Square           New York, New York 10004       Dallas, Texas 75202
     New York, New York 10036    (212) 558-4000                 (214) 651-5000
     (212) 735-3000


     This statement is filed in connection with (check the appropriate box):

(a) [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b) [ ] The filing of a registration statement under the Securities Act of 1933.

(c)  [ ]  A tender offer.

(d)  [ ]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]


                           Calculation of Filing Fee
-------------------------------------------------------------------------------
              Transaction                               Amount of
               valuation*                               Filing Fee**
-------------------------------------------------------------------------------

         $ 12,840,000                                  $ 2,568.00

-------------------------------------------------------------------------------
* For purposes of calculating the filing fee only. This calculation assumes the exchange of 40,000 units of limited partner interest in the Issuer at $321.00 per unit in cash.
** The amount of the filing fee, calculated in accordance with Rule 0-11(c) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash exchanged for such units.


[X] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $ 2,608.00       Filing Party: McNeil Real Estate
                                          Fund XXIV, L.P.

Form or Registration No.: Schedule 14A    Date Filed: August 3, 1999

                                INTRODUCTION


        This Final Amendment to Rule 13e-3 Transaction Statement (this
"Final Amendment") is being jointly filed by each of (1) McNeil Real Estate
Fund XXIV, L.P., a California limited partnership (the "Partnership"),
(2) McNeil Partners, L.P., a Delaware limited partnership (the "General Partner"), (3) McNeil Investors, Inc., a Delaware corporation and the general partner of the General Partner ("McNeil Investors"), (4) Robert A. McNeil, the sole stockholder of McNeil Investors, (v) WXI/McN Realty
L.L.C., a Delaware limited liability company (the "Purchaser"), (6) WXI/MNL
Real Estate, L.L.C., a Delaware limited liability company and the managing member of the Purchaser ("WXI/MNL Real Estate"), and (7) Whitehall Street
Real Estate Limited Partnership XI, a Delaware limited partnership and the managing member of WXI/MNL Real Estate ("Whitehall" and, collectively with the Partnership, the General Partner, McNeil Investors, Robert A. McNeil, WXI/McN Realty and WXI/MNL Real Estate, the "Filing Persons"), pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended (the
"Exchange Act"), and Rule 13e-3 thereunder, to amend and supplement the definitive Rule 13e-3 Transaction Statement on Schedule 13E-3, jointly filed by the Filing Persons with the Securities and Exchange Commission
(the "SEC") on December 14, 1999 (the "Transaction Statement"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Transaction Statement or in the Definitive Proxy Statement on Schedule 14A of the Partnership filed by the Partnership with the SEC on December 14, 1999, (the "Proxy Statement").

        This Final Amendment is being filed with the SEC pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Exchange Act, to reflect the results of the transactions contemplated by the Master Agreement with respect to the Partnership. Except as expressly set forth in this Final Amendment, all information in the Transaction Statement remains unchanged.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

        Item 6 is hereby amended and supplemented by adding the following information:

               On January 31, 2000, a subsidiary of the Purchaser entered into a loan agreement (the "Commercial Loan Agreement") with General Electric Capital Corporation ("GECC") pursuant to which GECC has agreed to lend to such subsidiary up to an aggregate amount of approximately $109,185,728 to partially finance the acquisition of the McNeil Partnerships and to provide a working capital and leasing facility with respect to certain commercial properties owned by the McNeil Partnerships. The foregoing description is qualified in its entirety by reference to the Commercial Loan Agreement, which is attached as Exhibit (a)(1) hereto and is incorporated herein by reference in its entirety.

               On January 31, 2000, subsidiaries of the Purchaser entered into a loan agreement, made as of January 1, 2000 (the "Multifamily Loan Agreement") with Amresco Capital, L.P. ("Amresco") pursuant to which Amresco has agreed to lend to such subsidiaries up to an aggregate amount of approximately $195,783,261 to partially finance the acquisition of the McNeil Partnerships. The foregoing description is qualified in its entirety by reference to the Multifamily Loan Agreement, which is attached as Exhibit (a)(2) hereto and is incorporated herein by reference in its entirety.

ITEM 16.  ADDITIONAL INFORMATION.

        Item 16 is hereby amended and supplemented by adding the following information.

               The transactions contemplated by the Master Agreement, including the merger of a separate newly formed subsidiary of the Purchaser with and into the Partnership (the "Merger"), were approved by the limited partners of the Partnership on January 20, 2000. Such transactions were consummated with respect to the Partnership on January 31, 2000, and the Merger became effective on such date upon the filing of a Certificate of Merger with the Secretary of State of the State of California. As a result of the Merger, each limited partner unit in the Partnership has been converted into the right to receive $321.00 in cash. In addition, a special cash distribution of approximately $36.13 per unit was declared as of January 31, 2000, payable to limited partners holding limited partner units immediately prior to the effective time of the Merger. As a result of and following the Merger, all the issued and outstanding limited partner units in the Partnership are directly or indirectly beneficially owned by the Purchaser. Accordingly, the Partnership has filed a Certification and Notice of Termination of Registration on Form 15 with the SEC.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 17 is hereby amended and supplemented by adding the following exhibits:

        (a)(1) Loan Agreement, dated January 31, 2000, between WXI/MCN Comercial Real Estate Limited Partnership and General Electric Capital Corporation

        (a)(2) Loan Agreement, made as of January 1, 2000, among WXI/MCN Multifamily Real Estate Limited Partnership, Brendon Way Fund XII Associates, Castle Bluff Fund XII Associates, L.P., Embarcadero Associates and Amresco Capital, L.P.

        (d)(4) Press Release issued by McNeil Partners, L.P. dated January 31, 2000

                                 SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2000                   McNEIL REAL ESTATE FUND XXIV, L.P.

                                            By:  WXI/MCN Gen-Par I, L.L.C.
                                            Its: General Partner

                                            By:  WXI/McN Realty L.L.C.
                                            Its: Managing Member


                                            By: /s/ Jonathan Langer
                                                -------------------------
                                              Name:  Jonathan Langer
                                              Title: Vice President


                                            McNEIL PARTNERS, L.P.

                                            By:  McNeil Investors, Inc.
                                            Its: General Partner


                                            By: /s/ Robert A. McNeil
                                               ---------------------------
                                               Name:  Robert A. McNeil
                                               Title: Chaiman of the Board


                                            McNEIL INVESTORS, INC.


                                            By: /s/ Robert A. McNeil
                                               ---------------------------
                                               Name:  Robert A. McNeil
                                               Title: Chairman of the Board



                                            /s/ Robert A. McNeil
                                            -------------------------
                                            ROBERT A. McNEIL


                                            WXI/McN REALTY L.L.C.


                                            By: /s/ Jonathan Langer
                                                -------------------------
                                                Name:  Jonathan Langer
                                                Title: Vice President


                                            WXI/MNL REAL ESTATE, L.L.C.

                                            By:  Whitehall Street Real
                                                 Estate Limited Partnership XI
                                            Its: Managing Member

                                            By:  WH Advisors, L.L.C. XI
                                            Its: General Partner


                                            By: /s/ Jonathan Langer
                                                -------------------------
                                                Name:  Jonathan Langer
                                                Title: Vice President


                                            WHITEHALL STREET REAL ESTATE
                                            LIMITED PARTNERSHIP XI

                                            By:  WH Advisors, L.L.C. XI
                                            Its: General Partner


                                            By: /s/ Jonathan Langer
                                                -------------------------
                                              Name:  Jonathan Langer
                                              Title: Vice President

                               EXHIBIT INDEX

        The Exhibit Index is hereby amended and supplemented by adding the following exhibits:


        (a)(1) Loan Agreement, dated January 31, 2000, between WXI/MCN Comercial Real Estate Limited Partnership and General Electric Capital Corporation

        (a)(2) Loan Agreement, made as of January 1, 2000, among WXI/MCN Multifamily Real Estate Limited Partnership, Brendon Way Fund XII Associates, Castle Bluff Fund XII Associates, L.P., Embarcadero Associates and Amresco Capital, L.P.

        (d)(4) Press Release issued by McNeil Partners, L.P. dated January 31, 2000